UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CENTEX CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	75-0778259
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2728 N. Harwood Street, Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

Title of each class to be so registered	Name of each exchange on which each class is to be so registered
Preferred Stock Purchase Rights	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities to be registered pursuant to Section 12(g) of the Act:   None

Securities Act registration statement file to which this form relates:	[N/A]
(If applicable)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant’s Securities to be Registered.

Effective February 24, 2009, the Executive Committee of the Board of Directors (the “Board”) of Centex Corporation, a Nevada corporation (the “Company”), adopted a rights plan and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock.  The dividend is payable to our stockholders of record as of March 6, 2009.  The terms of the rights and the rights plan will be set forth in a Rights Agreement, by and between us and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent, dated as of February 24, 2009 (the “Rights Plan”).

This summary of Rights provides only a general description of the Rights Plan, and thus, should be read together with the entire Rights Plan, which has been filed as an exhibit to this registration statement on Form 8-A, and is incorporated herein by reference.

The Board adopted the Rights Plan in an effort to protect stockholder value by attempting to protect against the possible limitation on our ability to use net operating loss carry-overs, capital loss carry-overs, general business credit carry-overs, alternative minimum tax credit carry-overs and foreign tax credit carry-overs, as well as any “net unrealized built-in losses” within the meaning of Section 382 of the Internal Revenue Code, of the Company (collectively, “Tax Benefits”) to reduce potential future federal and state income tax obligations.  We have experienced and continue to experience substantial operating losses, and under the Internal Revenue Code and rules adopted by the Internal Revenue Service, and certain states, the Company may “carryforward” these losses in certain circumstances to offset any current and future earnings and thus reduce the Company's federal and state income tax liability.  To the extent that the Tax Benefits do not otherwise become limited, we believe that the Company will be able to carry forward a significant amount of the Tax Benefits and therefore these Tax Benefits could be a substantial asset to the Company.  However, if we experience an “Ownership Change,” as defined in Section 382 of the Internal Revenue Code, the Company's ability to use the Tax Benefits will be substantially limited or delayed, which could therefore significantly impair the value of that asset.

The Rights Plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of our outstanding Common Stock (an “Acquiring Person”) without the approval of the Board.  Stockholders who own 4.9% or more of the Company's outstanding Common Stock as of the close of business on February 24, 2009 will not trigger the Rights Plan so long as they do not (i) acquire additional shares of Common Stock representing (a) one-half of one percent (0.5%) or more of the shares of Common Stock then outstanding (if they have continuously owned 5.0% or more since February 24, 2009) or (b) such number of additional shares of Common Stock as long as the aggregate shares owned by such stockholder is less than 5.0% (if they have not continuously owned 5.0% or more) or (ii) fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock.  A 4.9% limit has been included in the Rights Plan because the tests for an “Ownership Change” under Section 382 are measured in part by changes in the ownership by stockholders owning 5% or more of our Common Stock.  The Rights Plan does not exempt any future acquisitions of Common Stock by Acquiring Persons.  The Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Plan if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company’s best interests.

The Rights. Our Board authorized the issuance of one right per each outstanding share of our Common Stock payable to our stockholders of record as of March 6, 2009.  Subject to the terms, provisions and conditions of the Rights Plan, if the rights become exercisable, each right would initially represent the right to purchase from us one one-thousandth of a share of our Junior Participating Preferred Stock, Series D for a purchase price of $50.00 (the “Purchase Price”). If issued, each fractional share of preferred stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our Common Stock.  However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including without limitation any dividend, voting or liquidation rights.

Exercisability.  The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 4.9% or more of the outstanding Common Stock or, if already the beneficial owner of at least 4.9% of the outstanding Common Stock, by acquiring additional shares of Common Stock representing (a) one-half of one percent (0.5%) or more of the shares of

Common Stock then outstanding (if they have continuously owned 5.0% or more since the date of the Rights Plan) or (b) such number of additional shares of Common Stock so that the aggregate shares owned by such stockholder is equal to or greater than 5.0% (otherwise).

We refer to the date that the rights become exercisable as the “Distribution Date.”  Until that date, the Common Stock certificates will also evidence the Rights and any transfer of shares of Common Stock will constitute a transfer of Rights.  After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of Common Stock.

After the Distribution Date, each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

Exchange.  After the Distribution Date, but before an Acquiring Person owns 50% or more of the outstanding Common Stock, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Expiration.  The Rights and the Rights Plan will expire on the earliest of (i) February 24, 2019, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement, (iv) the repeal of Section 382 of the Code or a successor statute if the Board determines that the Rights Agreement is no longer necessary for the preservation of Tax Benefits, (v) the beginning of the taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward, and (vi) February 24, 2010, if stockholder approval has not been obtained for the Rights Agreement prior to such date.

Redemption and Exchange.  The Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right.  The redemption price will be adjusted if we have a stock split or stock dividends of Common Stock.  After the Distribution Date, but before an Acquiring Person owns 50% or more of the outstanding Common Stock, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or Common Stock.  No adjustments to the Exercise Price of less than 1% will be made.

Amendments.  The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights.  After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Annual Review.  A committee of independent directors of the Company will review and evaluate the Rights Agreement at least annually in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders.  Following each such review, the committee shall communicate its conclusions to the full Board, including any recommendation in light thereof as to whether the Rights Agreement should be modified or the Rights should be redeemed.

A copy of the Rights Agreement is filed as Exhibit 4.1 to this registration statement.  The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to such exhibit.

FORWARD-LOOKING STATEMENTS

Some of the statements in this registration statement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify forward-looking statements by the fact that they relate only to anticipated or expected events, activities, trends or results, which are inherently subject to risks, uncertainties and other factors.  Actual results and outcomes may differ materially from what is expressed or forecast in such statements.  Forward-looking statements included in this registration statement are made as of its date.  We do not undertake any obligation to update, revise or clarify any forward-looking statement, whether as a result of new information, future events or otherwise.

 Important risks and other factors include, but are not limited to: (1) the effects of recent disruptions in the global credit and securities markets, which have adversely impacted the banking and mortgage finance industries, resulting in tightening of credit and reductions in liquidity; (2) recent adverse changes in national and regional economic or business conditions, including employment levels and interest rates; (3) the effects of the current downturn in the homebuilding industry, including potential adverse market conditions that could result in reduced sales and closings and additional inventory or other impairments; (4) customer cancellations and consumer homebuyer sentiment; (5) competition; (6) price changes in raw materials or other components of our houses; (7) the availability of adequate sources of financing to continue to implement our business strategy; (8) our ability to generate cash from sales of assets and other sources that supplement our existing cash resources; and (9) the potential loss of tax benefits if we have an "ownership change" under IRC Section 382.  These and other risks and uncertainties are described in greater detail in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and subsequent Quarterly Reports on Form 10-Q.  Notwithstanding the adoption of the Rights Agreement, there can be no assurances that the Company will be able to utilize its Tax Benefits in the future.

Item 2.    Exhibits.

List below all exhibits filed as a part of this registration statement.

Exhibit Number		Description

3.1		Amended and Restated Articles of Incorporation of Centex Corporation (“Centex”) (incorporated by reference from Exhibit 3.1 to Centex’s Current Report on Form 8-K filed on July 15, 2008).
3.1	a	Certificate of Designation of Junior Participating Preferred Stock, Series D, filed with the Secretary of State of Nevada on February 25, 2009.
3.2		Amended and Restated By-Laws of Centex dated October 8, 2008 (incorporated by reference from Exhibit 3.1 to Centex’s Current Report on Form 8-K filed on October 14, 2008).
4.1
Rights Agreement, dated as of February 24, 2009, between Centex Corporation and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Certificate of Designation as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to Centex’s Current Report on Form 8-K filed on February 24, 2009).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTEX CORPORATION (Registrant)

By:	/s/ Brian J. Woram
	Name:	Brian J. Woram
	Title:	Senior Vice President and Chief Legal Officer
Date:  February 25, 2009

EXHIBIT INDEX

Exhibit Number	Description

3.1a	Certificate of Designation of Junior Participating Preferred Stock, Series D, filed with the Secretary of State of Nevada on February 25, 2009.